UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 16, 2010

Commission File Number: 001-33800

SearchMedia Holdings Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

15A Zhao Feng Universe Building 1800 Zhong Shan Xi Road Shanghai, China 200235
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SearchMedia Files Form 10-Q for the First Quarter 2010

Shanghai, China, December 16, 2010 — SearchMedia Holdings Limited (“SearchMedia”
or the “Company”) (NYSE Amex: IDI, IDI.WS), one of China's leading nationwide multi-platform media companies, today filed a Form 10-Q to report unaudited financial results for the first quarter of 2010.  With today’s filing, the
Company believes it is compliant and up-to-date with NYSE Amex listing requirements.

Wilfred Chow, Chief Financial Officer of SearchMedia, commented, “Today’s filing marks the completion of the outstanding items necessary to meet our NYSE Amex listing requirements and we move forward with even more focus on driving
SearchMedia’s growth through operational enhancements and business development efforts.”

The details of the first quarter of 2010 financial results are available in the
Company’s Form 10-Q filing, as filed with the U.S. Securities and Exchange
Commission.  The results reflect the shifting of certain revenue to the second quarter of 2010 from the first quarter of 2010, due to a delay in several
billboard campaigns.   Results also reflect certain non-recurring charges, such
as a loss on impairment of goodwill of $1.7 million and an abandonment loss of
$1.3 million.

Wilfred Chow continues, “Our first quarter 2010 results differ from the preliminary results announced on May 24, 2010.  This is in part due to a shift in the timing of revenue from the 2010 first quarter to the 2010 second quarter.
 This shift partially drove quarter over quarter growth in the second and third quarters.  We also expect this growth momentum to continue in the upcoming quarters, driven by the management team reorganization and significant operational enhancements implemented throughout this year.  Additionally, year over year results for the first quarter of 2010 reflect the fact that the first quarter of 2009 was particularly strong due to uniquely active campaign execution that quarter.”

Paul Conway, the Company's Chief Executive Officer, stated, “Since the filing of our Form 10-K last month, our concession and acquisition pipeline opportunities have improved.  We believe the completion of our NYSE Amex listing requirements, and the removal of that uncertainty, will further enhance our growing pipeline.
Moving forward, we believe we have laid a strong foundation from which to build
SearchMedia into one of China’s leading media companies.”

Board of Directors Changes
On December 13, 2010, the Company filed a Form 6-K to report the resignation of
Earl Yen and Jianzhong Qu from its Board of Directors.  Mr. Yen, the founder and managing director of CSV Capital Partners, and Mr. Qu, a principal of CSV
Capital Partners, were appointed to the Board by the representatives of the former stockholders of SearchMedia International Limited.

Indemnification Claim Update
The Company continues to pursue all remedies available to it, including legal remedies and potential cancellation of some of the shares issued in the Share
Exchange Agreement.  There were approximately 22 million fully diluted shares outstanding as of December 15, 2010, of which approximately 9 million were issued to the former stockholders of SearchMedia International Limited.

About SearchMedia
SearchMedia is a leading nationwide multi-platform media company and one of the largest operators of integrated outdoor billboard and in-elevator advertising networks in China. SearchMedia operates a network of over 1,500 high-impact billboards with over 500,000 square feet of surface display area and one of
China’s largest networks of in-elevator advertisement panels consisting of approximately 125,000 frames in 50 cities throughout China.  Additionally,
SearchMedia operates a network of large-format light boxes in concourses of eleven major subway lines in Shanghai. SearchMedia’s core outdoor billboard and in-elevator platforms are complemented by its subway advertising platform, which together enable it to provide a multi-platform, “one-stop shop” services for its local, national and international advertising clients.

Forward-Looking Statements
Any statements contained in this press release that do not describe historical facts, including statements about SearchMedia’s beliefs and expectations, may constitute forward-looking statements as that term is defined by the United
States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,”
“anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, whether the Company will be in compliance with NYSE Amex listing standards; whether the Company will be successful in its indemnification claims against the former shareholders and directors of SearchMedia International
Limited, including its efforts to cancel some or all of the shares previously issued; the uncertainties associated with the timing and outcome of legal proceedings; that the Company may not recognize quarter over quarter growth in the fourth quarter of 2010; whether the Company’s enhanced management structure will result in the benefits, integration and growth anticipated, including accelerated growth for 2011 or beyond; whether the material weaknesses the
Company has identified in its internal controls have been addressed or will continue to be addressed so that it can more accurately and timely announce its future financial results; whether the Company’s acquisition efforts to date will enhance its ability to pursue additional concession opportunities; whether the
Company’s billboard, transit and elevator businesses will grow or contribute revenue and income as anticipated; and the risks that there are uncertainties and matters beyond the control of management, and other risks outlined in the
Company’s filings with the U.S. Securities and Exchange Commission. SearchMedia
cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. SearchMedia does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the
Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.
For more information, please contact:
ICR, LLC
In New York:  Ashley  Ammon: (646) 277-1227
In Beijing:  Wen Lei Zheng: 86 10 6583-7510

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SearchMedia Holdings Limited

Date: December 16, 2010	By:	Paul Conway
	Name:	Paul Conway
	Title:	Chief Executive Officer